SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                             MONARCH SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
                         (Title of Class of Securities)

                                    609020102
                                 (CUSIP Number)

                           Michael W. Conron, Esquire
                        Venable, Baetjer and Howard, LLP
                           Suite 1800, 2 Hopkins Plaza
                              Baltimore, MD  21201
                                 (410) 244-7608
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No.: 609020102    13D/A

1.   NAME OF REPORTING PERSON:  A. Eric Dott

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
     UNDISCLOSED


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[ ]
                                                        (b)[X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

  NUMBER OF
               7.  SOLE VOTING POWER: 206,290 shares
   SHARES

BENEFICIALLY
               8.  SHARED VOTING POWER: -0- shares
  OWNED BY

    EACH
               9.  SOLE DISPOSITIVE POWER: 206,290 shares
  REPORTING


   PERSON      10.  SHARED DISPOSITIVE POWER: -0- shares

    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     206,290 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.7%

14.  TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.


The class of equity securities to which this statement relates is Common Stock, $.001 par value, ("Common Stock") of Monarch Services, Inc., a Maryland corporation (the "Issuer"), which has its principal executive office at 4517 Harford Road, Baltimore, MD 21204. The Issuer's telephone number is
(410)254-9200.

Item 2.   Identity and Background.

      Mr. A. Eric Dott ("Mr. Dott")

     (b)  4517 Harford Road, Baltimore, MD  21214

     (c) Chairman of the Board of Directors, Monarch Services, Inc., 4517 Harford Road, Baltimore, MD 21214, a company engaged in the publication of a magazine.

     (d) Mr. Dott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

     (e) Mr. Dott has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)  Mr. Dott is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Personal funds--$134,244.75 for market purchases

Item 4.   Purpose of Transaction.

     The shares reported is this Schedule 13D are held for investment purposes, Mr. Dott intends, however, to continue to review his investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review Mr. Dott will take such action as he deems appropriate in light of the circumstances existing from time to time. In this connection, Mr. Dott may, subject to factors he deems relevant, purchase or otherwise acquire additional shares from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. Mr. Dott has not at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate Number of Shares of Common Stock: 206,290 shares

              Percentage of Class: 12.7% *

* Percentage calculation based on capitalization of Issuer set forth in Issuer's Proxy Statement dated September 29, 2000.

     (b) Voting power and disposition power with respect to all shares set forth in Item 5(a) is held solely by Mr. Dott.

     (c) The following transactions were effected by Mr. Dott during the past 60 days.

Transaction Date    Number of Shares    Price Per share     Transaction Type

12/12/00            1500                3 1/8               Market Purchase
12/12/00            2500                3 1/8               Market Purchase
12/13/00            500                 3 11/16             Market Purchase
12/13/00            2100                4 1/8               Market Purchase
12/13/00            1200                3 1/4               Market Purchase
12/13/00            6200                3 1/4               Market Purchase
12/13/00            1800                3 3/16              Market Purchase
12/13/00            2000                3 1/4               Market Purchase
12/14/00            1000                3 3/4               Market Purchase
12/18/00            2000                3 7/8               Market Purchase
12/18/00            2000                3 7/8               Market Purchase
12/19/00            3000                3 7/8               Market Purchase
12/19/00            2000                3 3/4               Market Purchase
12/19/00            2000                3 7/8               Market Purchase
12/20/00            3000                3 3/4               Market Purchase
12/22/00            3000                3 3/4               Market Purchase
12/28/00            3000                3 11/16             Market Sale
12/28/00            4000                3 1/2               Market Sale

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Dott holds an option to purchase up to 300,000 shares of the Company's Common Stock. Such option can only be exercised in the event of the following: an individual or entity acquires the Company's Common Stock to the extent in which they have greater than twenty percent of the total number of outstanding shares of the Company's Common Stock; an individual or entity makes a tender offer for thirty percent or more of the Company's outstanding Common Stock; or an individual or entity proposes the election of a director or slate of directors opposed to any directors or slate of directors proposed by the management of the Company. Mr. Dott may only exercise the option within sixty days following any of the above events. The option expires June 19, 2001

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Option to Purchase Common Stock dated June 19,
          1991 issued to A. Eric Dott, Chairman of the
          Company (incorporated by reference to Exhibit
          10(f) to the Company's 10-K for the year ended
          April 30, 1992).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: January 5, 2001                  /S/ A. ERIC DOTT
                                        --------------------
                                        A. Eric Dott